Exhibit 7.04

MORGAN STANLEY SENIOR FUNDING, INC.
1585 Broadway
New York, New York  10036

December 20, 2006

Dunluce Acquisition Corp.
7984 Georgetown Pike
McLean, Virginia 22102

Project Redskins
Commitment Letter
$468,000,000 Senior Credit Facilities

Ladies and Gentlemen:

You have advised Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”) regarding the proposed acquisition (the “Acquisition”) by your wholly-owned subsidiary (“Holdings”) of all of the outstanding capital stock of TNS, Inc. (the “Borrower) pursuant to a purchase agreement (the “Purchase Agreement”).  Immediately following consummation of the Acquisition, you will merge (the “Merger”) with and into Holdings.(1)  The Acquisition, the Merger, the refinancing (the “Refinancing”) of all existing debt of the Borrower and the equity and debt financings contemplated hereby are collectively referred to as the “Transaction”.

We understand that the funding required to effect the Transaction, to pay the fees and expenses incurred in connection therewith and to provide for the ongoing working capital and general corporate needs of the Borrower and its subsidiaries shall be provided solely from (i) an equity contribution (the “Equity Contribution”) consisting of (x) a equity cash contribution by certain former management of the Borrower and ABRY Partners LLC (collectively, the “Equity Investors”) and (y) the rollover of common equity of the Borrower currently held by certain former management of the Borrower into common equity of Holdings (the “Rollover Equity”), (ii) the incurrence by the Borrower of a senior secured bank financing which will be in the form of (x) a tranche B term loan facility in the amount of $291,000,000 (the “First Lien Term Loan Facility”), (y) a $127,000,000 second lien term loan facility (the “Second Lien Term Loan Facility” and, together with the First Lien Term Loan Facility, the “Term Loan Facility”) and (z) a revolving credit facility in the amount of $50,000,000 (the “Revolving Credit Facility”, together with the Term Loan Facility, the “Facilities”) and (iii) cash on hand at the Borrower.

We are pleased to commit to provide 100% of the Facilities subject to and on the terms and conditions set forth herein and in the summary of and conditions attached as Annex I (the “Summary of Terms”).  It is understood that Morgan Stanley shall act as exclusive lead arranger and sole book-runner (in such capacity, the “Lead Arranger”) and as administrative agent (in such capacity, the “Administrative Agent”) for the Facilities.  It is further understood that Morgan Stanley shall be permitted to designate one or more financial institutions as agents or co-agents, as the case may be, with

(1)             Structure to be confirmed.

respect to the Facilities with your consent (such consent not to be unreasonably withheld or delayed) and that no titles may be given, or compensation paid, to lenders in respect of either Facility without Morgan Stanley’s and your consent (such consent not to be unreasonably withheld or delayed).  Fees payable to the syndicate for the Facilities shall be payable from the amounts payable to Morgan Stanley and any other co-arrangers as described in the fee letter (the “Fee Letter”) executed simultaneously herewith.

Morgan Stanley reserves the right, prior to or after execution of the definitive credit documentation for the Facilities, to syndicate all or part of its commitment for the Facilities to one or more lending institutions that will become parties to the appropriate definitive credit documentation pursuant to a syndication in respect of the Facilities to be managed by Morgan Stanley; provided, that any assignment of commitments prior to the Closing Date shall neither reduce the obligations of Morgan Stanley to fund the Facilities pursuant to its commitments hereunder if any assignee fails to fulfill its obligations under any such assignment nor serve to grant or delegate to any other Lender any discretion reserved to Morgan Stanley with respect to the conditions precedent to funding on the Closing Date (it being agreed and understood that the commercial relationship of Holdings, the Borrower and the Equity Investors shall be limited to Morgan Stanley (and not any assignee)).  It is understood that Morgan Stanley’s commitments and agreements hereunder are not subject to syndication of the Facilities. Morgan Stanley shall commence syndication efforts promptly after the execution of this letter by you and you agree actively to assist Morgan Stanley in achieving a syndication in respect of the Facilities that is reasonably satisfactory to Morgan Stanley.  Such syndication will be accomplished by a variety of means, including direct contact during the syndication for the Facilities between your senior management and advisors and senior management and advisors of Holdings and the Borrower and the proposed syndicate members for the Facilities (such members being referred to as the “Lenders”).  To assist Morgan Stanley in its syndication efforts, you hereby agree (a) to provide and cause your advisors to provide, and to use commercially reasonable efforts to cause Holdings, the Borrower and their advisors to provide, Morgan Stanley and the other relevant syndicate members upon reasonable request with all information reasonably deemed necessary by Morgan Stanley to complete syndication, including but not limited to information and evaluations prepared by you and your advisors or on your behalf relating to the transactions contemplated hereby, (b) to assist Morgan Stanley upon request in the preparation of an Information Memorandum to be used in connection with the syndication of the Facilities, (c) to use your commercially reasonable efforts to ensure that the syndication efforts of Morgan Stanley benefit from your and the Borrower’s existing lending relationships, (d) to make available your and to use commercially reasonable efforts to make available Holdings’ and the Borrower’s senior officers and representatives from time to time and to attend and make presentations regarding the business and prospects of the Borrower at a meeting or meetings of  Lenders or prospective Lenders and (e) to use commercially reasonable efforts to obtain ratings (prior to the commencement of syndication) for the Facilities from Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“S&P”).  You hereby agree that the general bank meeting in respect of the Facilities shall be held no later than 20 days prior to the consummation of the Acquisition.  In addition, you agree that no financing for Holdings, the Borrower or any of their respective subsidiaries shall be syndicated, privately placed or publicly offered to the extent that such financing could have an adverse effect on the syndication of the Facilities.

Please note, however, that the terms and conditions of this commitment are not limited to those set forth in this Commitment Letter.  Those matters that are not covered or made clear herein or in the attached Summary of Terms are subject to mutual agreement of the parties.  The terms and conditions of this commitment may be modified only in writing.  In addition, this commitment is subject to (a) the preparation, execution and delivery of mutually acceptable loan documentation for the Facilities and consistent with the terms hereof and in the Summary of Terms (the “Loan Documentation”), (b) [the absence of a material adverse change in the business, condition (financial or otherwise), operations, performance, properties of Holdings, the Borrower and their subsidiaries, taken as a whole since

December 31, 2005, excluding any matters disclosed in public filings by Borrower prior to the date hereof](1), (c) completion by Morgan Stanley of confirmatory, legal, accounting and business due diligence investigation with respect to the assets and businesses of Holdings, the Borrower and their respective subsidiaries in scope, and with results, satisfactory to it,(2) and (d) the accuracy and completeness in all material respects of the representations that you make to us in this Commitment Letter and your compliance in all material respects with the terms of this Commitment Letter; provided that, notwithstanding anything in this Commitment Letter, the Fee Letter, the Loan Documentation or any other letter agreement or other undertaking concerning the financing of the Transaction to the contrary, (i) the only representations relating to the Borrower, its subsidiaries and their businesses the making of which shall be a condition to availability of the Facilities on the Closing Date shall be (A) such of the representations made by the Borrower in the Purchase Agreement as are material to the interests of the Lenders, but only to the extent that you have the right to terminate your obligations under the Purchase Agreement as a result of a breach of such representations in the Purchase Agreement and (B) the Specified Representations (as defined below) and (ii) the terms of the Loan Documentation shall be in a form such that they do not impair availability of the Facilities on the Closing Date if the conditions set forth herein and in the Summary of Terms are satisfied (it being understood that, to the extent any collateral  (other than the pledge and perfection of the security interests in the capital stock of subsidiaries held by Holdings, the Borrower and the Guarantors (as defined in Annex I) (to the extent required by the Summary of Terms) and other assets pursuant to which a lien may be perfected by the filing of a financing statement under the Uniform Commercial Code) is not provided on the Closing Date after your use of commercially reasonable efforts to do so, the delivery of such collateral shall not constitute a condition precedent to the availability of the Facilities on the Closing Date but shall be required to be delivered after the Closing Date pursuant to arrangements and timing to be mutually agreed)).  For purposes hereof, “Specified Representations” means the representations and warranties set forth in the Summary of Terms relating to corporate power and authority, due authorization, execution and delivery of the Loan Documentation, and the enforceability of the Loan Documentation, Federal Reserve margin regulations, the Investment Company Act, solvency, no conflicts, validity and perfection of liens, and status of the Facilities as senior debt. All conditions to the commitments of Morgan Stanley hereunder are set forth in this Commitment Letter and in Annexes I and II hereto.  Morgan Stanley’s commitment set forth in this Commitment Letter will terminate on the earliest of (i) consummation of the Acquisition or another transaction or series of transactions in which Holdings or any of its affiliates acquires, directly or indirectly, all of the capital stock of the Borrower, (ii) termination of the Purchase Agreement and (iii) 5:00 p.m. (New York City time) on June 30, 2007, unless the Transaction closes on or before such date.  Morgan Stanley shall not be responsible or liable for any consequential damages which may be alleged as a result of its failure to provide the Facilities.

You hereby agree that if the Closing Date occurs, all reasonable and documented out-of-pocket expenses (including the reasonable fees and expenses of one counsel in any relevant jurisdiction) of Morgan Stanley and its affiliates arising in connection with this letter (and its due diligence and syndication efforts in connection herewith) and in connection with the Facilities and the other transactions described herein shall be for your account, if the Transaction is consummated, the Facilities are made available and definitive credit documents are executed in connection with the Facilities.  In addition, you hereby agree to pay when and as due the fees described in the Fee Letter.

(1)             It is anticipated that this condition will conform to the corresponding condition in the Purchase Agreement following satisfactory review.

(2)             To be completed as soon as possible but prior to signing of the Purchase Agreement.

You further agree to indemnify and hold harmless each of the Lenders (including, in any event, Morgan Stanley) and each director, officer, employee and affiliate thereof (each an “Indemnified Person”) from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve any such Indemnified Person as a result of or arising out of or in any way related to or resulting from this letter, the Transaction, the extension or syndication of the Facilities contemplated by this letter, or in any way arise from any use or intended use of this letter or the proceeds of the Facilities contemplated by this letter, and you agree to reimburse each Indemnified Person upon demand for any legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not Morgan Stanley or any such other Indemnified Person is a party to any action or proceeding out of which any such expenses arise); provided, however, that you shall not have to indemnify any Indemnified Person against any loss, claim, damage, expense or liability to the extent finally determined by a court of competent jurisdiction to have resulted directly and primarily from the gross negligence or willful misconduct of such Indemnified Person.  This letter is issued for your benefit only and no other person or entity may rely hereon.  Neither Morgan Stanley nor any Lender shall be responsible or liable to you, Holdings, the Borrower or any other person for consequential damages which may be alleged as a result of this letter.

Morgan Stanley reserves the right to employ the services of its affiliates in providing services contemplated by this letter and to allocate, in whole or in part, to such affiliates certain fees payable to Morgan Stanley in such manner as Morgan Stanley and such affiliates may agree in their sole discretion.  You acknowledge that, subject to the confidentiality provisions set forth below, Morgan Stanley may share with any of its affiliates, and such affiliates may share with Morgan Stanley, any information related to the Transaction, Holdings, the Borrower, any of their subsidiaries or any of the matters contemplated hereby in connection with the Transaction.

The provisions of the immediately preceding three paragraphs shall survive any termination of this letter.

You represent and warrant that to your knowledge (a) all information (other than the Projections referred to below) (the “Information”) that has been or will hereafter be made available by or on behalf of you or by any of your representatives in connection with the Transaction and the other transactions contemplated hereby to Morgan Stanley or any of its affiliates or representatives or to any Lender or any potential Lender is and will be, when taken as a whole, when furnished, complete and correct in all material respects and does not and will not, when taken as a whole, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements were or are made and (b) all financial projections (the “Projections”), if any, that have been or will be prepared by you or on your behalf or by any of your representatives and made available to Morgan Stanley or any of its affiliates or representatives or to any Lender, any potential Lender in connection with the Transaction and the other transactions contemplated hereby have been or will be prepared in good faith based upon assumptions believed by you to be reasonable (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond your control, and that no assurance can be given that any particular projections will be realized).  You agree to supplement the information and projections from time to time so that the representations and warranties contained in this paragraph remain complete and correct in all material respects.

In issuing this commitment, Morgan Stanley is relying on the accuracy of the information furnished to it by you or on your behalf (to the extent furnished prior to the date hereof, collectively, the “Pre-Commitment Information”).  The obligations of Morgan Stanley under this Commitment Letter and of any Lender that issues a commitment for the Facilities are made solely for your benefit and may not be relied upon or enforced by any other person or entity.

You acknowledge that Morgan Stanley may provide debt financing, equity capital or other services (including financial advisory services) to parties whose interests regarding the transactions described herein or otherwise may conflict with your interests.  Consistent with Morgan Stanley’s policy to hold in confidence the affairs of its clients, Morgan Stanley will not furnish confidential information obtained from you or your affiliates to any of its other clients.  Furthermore, Morgan Stanley will not use in connection with the transactions contemplated hereby, or furnish to you, confidential information obtained by Morgan Stanley from any other person.

You are not authorized to show or circulate this letter or the Fee Letter to any other person or entity (other than (i) to the Equity Investors and their and your affiliates, officers, directors, employees, agents, accountants, and legal and financial advisors in connection with your evaluation hereof, (ii) in the case of this letter but not the Fee Letter, to the special committee of the Borrower and its affiliates, officers, directors, employees, agents, accountants, and legal and financial advisors, (iii) you may file this Commitment Letter and Annex II hereto (but neither Annex I nor the Fee Letter) with the SEC and (iv) as required by law or stock exchange requirements) until such time as you have accepted this letter as provided in the immediately succeeding paragraph.  If the letter is not accepted by you as provided in the immediately succeeding paragraph, you are to immediately return this letter (and any copies hereof) to the undersigned. This letter may be executed in any number of counterparts, and by the different parties hereto on separate counterparts, each of which counterpart shall be an original, but all of which shall together constitute one and the same instrument.

Morgan Stanley agrees not to disclose any information provided to it by you in connection with the transactions contemplated hereby (other than to their officers, employees, agents, affiliates, advisors or representatives or potential or actual syndicate members, each of which will be subject to confidentiality arrangements) except such information that (a) is compelled in a judicial or administrative proceeding or as otherwise required by law (in which case the relevant party agrees to inform you promptly thereof), (b) has been publicly disclosed other than in breach of this letter, (c) is available to Morgan Stanley on a non-confidential basis from a source other than you, (d) was available to Morgan Stanley on a non-confidential basis prior to its disclosure by you, or (e) with your prior written consent.

If you are in agreement with the foregoing, please sign and return to Morgan Stanley (including by way of facsimile transmission) the enclosed copy of this letter, together with the Fee Letter, no later than noon, New York time, on January 10, 2006.  Our commitment set forth in this letter shall terminate at the time and on the date referenced in the immediately preceding sentence unless this letter and the Fee Letter are executed and returned by you as provided in such sentence.  Upon your acceptance hereof and of the Fee Letter, this Commitment Letter and the Fee Letter shall be binding agreements between us.

This letter and the Fee Letter shall be governed by, and construed in accordance with the laws of the State of New York, and any right to trial by jury with respect to any claim, action, suit or proceeding arising out of or contemplated by this letter and/or the related Fee Letter is hereby waived.  The parties hereto hereby submit to the non-exclusive jurisdiction of the federal and New York State courts located in the City of New York in connection with any dispute related to this letter or the Fee Letter or any matters contemplated hereby or thereby.  Delivery of an executed counterpart of a signature page to this Commitment Letter or the related Fee Letter by telecopier shall be effective as delivery of a manually executed counterpart of this Commitment Letter or the related Fee Letter, as the case may be.

We hereby notify you that, pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (the “Patriot Act”), we are required to obtain, verify and record information that identifies you, which information includes names and addresses and other information that will allow us to identify you in accordance with the Patriot Act.

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Very truly yours,

MORGAN STANLEY SENIOR FUNDING, INC.
	By:	/s/ Andrew Earls
	Name:	Andrew Earls
	Title:	Vice President
Agreed to and Accepted this
day of , 2006

DUNLUCE ACQUISITION CORP.
By:
Name:
Title:

ANNEX II

CONDITIONS PRECEDENT
$468,000,000 SENIOR CREDIT FACILITIES

[Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Annex II is attached]

Conditions Precedent to Closing:	The closing and the initial extension of credit under the Facilities and the extension of the Loans will be subject to satisfaction of the following:

(1)

The final material terms and conditions of the Transaction shall be (a) as described in the Commitment Letter and otherwise consistent with the description thereof received in writing as part of the Pre-Commitment Information and (b) otherwise reasonably satisfactory to the Arranger. The Purchase Agreement (including all schedules thereto) shall be in the form of the draft thereof dated [            ], 2007 and provided to the Arranger and all related material documentation shall have terms and conditions reasonably satisfactory to the Arranger, and no provision of such documentation shall have been waived, amended, supplemented or otherwise modified in any material respect in a manner materially adverse to the Lenders without approval of the Arranger. The Acquisition shall be substantially concurrently consummated in accordance with the terms of the Purchase Agreement in all material respects and in compliance with applicable law in all material respects. The Merger and the Refinancing shall have been consummated or shall be consummated concurrently with the initial extension of credit under the Facilities. The Arranger shall be reasonably satisfied with the terms of the Equity Contribution which shall be at least 25% of total capitalization of the Borrower.

(i)

All of the capital stock of the Borrower shall be owned by Holdings free and clear of any lien, charge or encumbrance not permitted under the Loan Documentation; subject to the proviso in the fifth paragraph of the Commitment Letter, the Lenders shall have a valid and perfected first priority or second priority (as applicable) (subject to certain exceptions to be set forth in the Loan Documentation) lien and security interest in such capital stock and in the other collateral referred to under the section “Security” above.

(ii)

All governmental consents and approvals necessary in connection with the Transaction and the Facilities shall have been obtained (without the imposition of any conditions that are not reasonably acceptable to the Arranger) and shall remain in effect; all applicable waiting periods shall have expired without any adverse action being taken by any competent authority, in each case except for those consents and approvals the failure of which to obtain could not reasonably be expected to have a material adverse effect on the Borrower, the Transaction, or the financing thereof.

(iii)

Holdings and the Borrower shall have delivered a customary certificate, in form and substance reasonably satisfactory to the Arranger, attesting to the Solvency (as hereinafter defined) of Holdings and the Borrower together with their subsidiaries, taken as a whole, immediately after giving effect to the Transaction, from the chief financial officer of the Borrower on behalf of the Borrower. As used herein, the term “Solvency” of any person means (i) the fair value of the property of such person on a going concern basis exceeds its total liabilities (including, without limitation, contingent liabilities), (ii) the present fair saleable value of the assets of such person on a going concern basis is not less than the amount that will be required to pay its probable liability on its debts as they become absolute and matured, (iii) such person does not intend to, and does not believe that it will, incur debts or liabilities beyond its ability to pay as such debts and liabilities mature and (iv) such person is not engaged, and is not about to engage, in business or a transaction for which its property would constitute an unreasonably small capital.

(iv)

The Arranger shall have received annual financial statements for three most recently completed fiscal years ended at least 75 days prior to the Closing Date, interim financial statements for each quarter ended at least 45 days prior to the Closing Date, pro forma consolidated financial statements as to Holdings and its subsidiaries, and forecasts prepared by management of Holdings and the Borrower, in a form satisfactory to the Arranger, of balance sheets, income statements and cash flow statements on a quarterly basis for the first year following the Closing Date and on an annual basis for each year thereafter during the term of the Facilities.

(v)

The Arranger under each Facility shall have received (a) customary reasonably satisfactory opinions of counsel for Holdings, the Borrower and the Guarantors for similar credit facilities and (b) such necessary corporate resolutions, certificates and other documents as the Arranger shall reasonably request.

(vi)	All accrued fees and expenses of the Administrative Agent, the Lead Arranger and the Lenders that are payable by the Borrower (including the fees and expenses of counsel) shall have been paid.